Exhibit 99.1

CyberArk Announces Strong First Quarter 2022 Results
Total revenue of $127.6 million
Subscription Portion of Annual Recurring Revenue (ARR) of $219 million with Growth Accelerating to 149%
Total ARR of $427 million with Growth Accelerating to 48%
Subscription Bookings Mix of 86% in the first quarter; Reaches Bookings Mix Target for Subscription Transition
Full Year ARR Guidance Range Increased to $535 million to $541 million

Newton, Mass. and Petach Tikva, Israel – May 12, 2022–  CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced strong financial results for the first quarter ended March 31, 2022.

“We had an excellent start to 2022 and our business continued to accelerate,” said Udi Mokady, CyberArk Chairman and CEO. “Great execution, robust demand and strong industry tailwinds resulted in subscription ARR reaching $219 million with growth accelerating to nearly 150 percent and total ARR reaching $427 million with growth accelerating to 48 percent year-over-year. Driven by continued strong demand for our Identity Security platform, our subscription bookings mix reached 86 percent in the first quarter, beating our guidance framework and passing our transition target for subscription bookings mix of 85 percent in just five quarters from the start of the transition. Digital transformation, the adoption of Zero Trust and attacker innovation contributed to our momentum and another great bookings quarter with our growth rate further accelerating off an incredible fourth quarter of 2021. A key contributor to our bookings growth was a particularly strong quarter for new business with nearly 250 new logos, a record for a first quarter. With our momentum from 2021 continuing in the first quarter, we are confidently raising our full year guidance for ARR. We are well positioned to deliver against a multi-year durable growth opportunity, which we believe will increase shareholder value.”

     Financial Summary for the First Quarter Ended March 31, 2022
•	Subscription revenue was $51.9 million in the first quarter of 2022, an increase of 110 percent from $24.7 million in the first quarter of 2021.
•	Maintenance and professional services revenue was $65.1 million in the first quarter of 2022, compared to $61.3 million in the first quarter of 2021.
•	Perpetual license revenue was $10.6 million in the first quarter of 2022, compared to $26.7 million in the first quarter of 2021.
•	Total revenue was $127.6 million in the first quarter of 2022, up 13 percent from $112.8 million in the first quarter of 2021.
•	GAAP operating loss was $(41.1) million and non-GAAP operating loss was $(11.8) million in the first quarter of 2022.
•
GAAP net loss was $(37.8) million, or $(0.94) per basic and diluted share, in the first quarter of 2022. Non-GAAP net loss was $(11.9) million, or $(0.30) per basic and diluted share, in the first quarter of 2022.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of March 31, 2022, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the first quarter of 2022, the Company generated $25.0 million in net cash provided by operating activities.
•	As of March 31, 2022, total deferred revenue was $345.2 million, a 33 percent increase from $259.7 million at March 31, 2021.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $427 million, with growth accelerating to 48 percent from $288 million at March 31, 2021.
o	The subscription portion of ARR was $219 million, 51 percent of total ARR at March 31, 2022. This represents an increase of 149 percent from $88 million, or 31 percent of total ARR at March 31, 2021.
o	The Maintenance portion of ARR was $208 million at March 31, 2022, compared to $201 million at March 31, 2021.
•	Recurring revenue was $106.9 million, an increase of 40 percent from $76.3 million for the first quarter of 2021.
•	86 percent of total license bookings were related to subscription bookings, compared with approximately 51 percent in the first quarter of 2021.
•	Added a strong number of new logos in the quarter, signing nearly 250 customers during the first quarter of 2022.

Business Outlook
Based on information available as of May 12, 2022, CyberArk is issuing guidance for the second quarter and full year 2022 as indicated below.

Second Quarter 2022:
•	Total revenue is expected to be in the range of $135.0 million and $141.0 million.
•	Non-GAAP operating loss is expected to be in the range of $(14.5) million to $(9.5) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.37) to $(0.25) per basic and diluted share.
o	Assumes 40.6 million weighted average basic and diluted shares.

Full Year 2022:
•	Total revenue is expected to be in the range of $583.5 million to $598.5 million.
•	Non-GAAP operating loss is expected to be in the range of $(33.5) million to $(20.5) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.92) to $(0.60) per basic and diluted share.
o	Assumes 40.7 million weighted average basic and diluted shares.
•	ARR as of December 31, 2022 is expected to be in the range of $535.0 million to $541.0 million, representing growth of 36 percent to 38 percent from December 31, 2021.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, May 12, 2022 at 8:00 a.m. Eastern Time (ET) to discuss the Company’s first quarter financial results and its business outlook. To access this call, dial +1 (833) 968-2251 (U.S.) or +1 (778) 560-2670 (international). The conference ID is 8455417. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 585-8367 (U.S.) or +1 (416) 621-4642 (international). The replay pass code is 8455417. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2022 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and subscription or term-based license contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net loss excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments, and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; the transition of the Company’s business to a subscription model that began in 2021 and its ability to complete its transition goals in the time frame expected; the Company’s sales cycles and multiple pricing and delivery models; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; an increase in competition within the Privileged Access Management and Identity Security markets; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to sell into existing and new customers and industry verticals; risks related to compliance with privacy and data protection laws and regulations; the Company’s history of incurring net losses and our ability to achieve profitability in the future; the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s ability to expand its sales and marketing efforts and expand its  channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2021	2022

Revenues:
Subscription	$24,727	$51,950
Perpetual license	26,694	10,557
Maintenance and professional services	61,341	65,055

Total revenues	112,762	127,562

Cost of revenues:
Subscription	5,210	9,197
Perpetual license	1,004	892
Maintenance and professional services	14,718	17,945

Total cost of revenues	20,932	28,034

Gross profit	91,830	99,528

Operating expenses:
Research and development	29,737	43,443
Sales and marketing	61,440	77,433
General and administrative	15,999	19,736

Total operating expenses	107,176	140,612

Operating loss	(15,346)	(41,084)

Financial income (expense), net	(2,906)	1,056

Loss before taxes on income	(18,252)	(40,028)

Tax benefit	3,057	2,217

Net loss	$(15,195)	$(37,811)

Basic loss per ordinary share, net	$(0.39)	$(0.94)
Diluted loss per ordinary share, net	$(0.39)	$(0.94)

Shares used in computing net loss
per ordinary shares, basic	39,175,052	40,169,333
Shares used in computing net loss
per ordinary shares, diluted	39,175,052	40,169,333

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands (Unaudited)

	December 31,	March 31,
	2021	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$356,850	$347,852
Short-term bank deposits	369,645	353,063
Marketable securities	199,933	259,748
Trade receivables	113,211	76,372
Prepaid expenses and other current assets	22,225	25,072

Total current assets	1,061,864	1,062,107

LONG-TERM ASSETS:
Marketable securities	300,662	262,314
Property and equipment, net	20,183	19,409
Intangible assets, net	17,866	23,153
Goodwill	123,717	135,526
Other long-term assets	121,743	149,623
Deferred tax asset	47,167	59,481

Total long-term assets	631,338	649,506

TOTAL ASSETS	$1,693,202	$1,711,613

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,076	$11,232
Employees and payroll accruals	75,442	53,028
Accrued expenses and other current liabilities	23,576	26,913
Deferred revenues	230,908	254,613

Total current liabilities	340,002	345,786

LONG-TERM LIABILITIES:
Convertible senior notes, net	520,094	567,108
Deferred revenues	86,367	90,595
Other long-term liabilities	20,227	38,442

Total long-term liabilities	626,688	696,145

TOTAL LIABILITIES	966,690	1,041,931

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	104	105
Additional paid-in capital	588,937	551,299
Accumulated other comprehensive income (loss)	397	(7,588)
Retained earnings	137,074	125,866

Total shareholders' equity	726,512	669,682

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,693,202	$1,711,613

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2021	2022

Cash flows from operating activities:
Net loss	$(15,195)	$(37,811)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,370	3,884
Amortization of premium and accretion of discount on marketable securities, net	1,789	1,877
Share-based compensation	19,297	27,278
Deferred income taxes, net	(5,121)	(4,238)
Decrease in trade receivables	26,412	36,839
Amortization of debt discount and issuance costs	4,390	744
Decrease (increase) in prepaid expenses, other current and long-term assets and others	444	(8,675)
Increase (decrease) in trade payables	(1,783)	1,298
Increase in short-term and long-term deferred revenues	17,174	27,933
Decrease in employees and payroll accruals	(12,312)	(21,588)
Decrease in accrued expenses and other current and long-term liabilities	(4,490)	(2,557)

Net cash provided by operating activities	33,975	24,984

Cash flows from investing activities:
Proceeds from (investment in) short and long term deposits, net	(1,313)	16,026
Investment in marketable securities and other	(77,158)	(104,477)
Proceeds from sales and maturities of marketable securities	55,978	69,905
Purchase of property and equipment	(2,665)	(2,013)
Payments for business acquisitions, net of cash acquired	-	(12,987)

Net cash used in investing activities	(25,158)	(33,546)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	1,411	(620)
Proceeds from exercise of stock options	4,961	1,100

Net cash provided by financing activities	6,372	480

Increase (decrease) in cash, cash equivalents and restricted cash	15,189	(8,082)

Effect of exchange rate differences on cash and cash equivalents	-	(916)

Cash, cash equivalents and restricted cash at the beginning of the period	500,044	356,850

Cash, cash equivalents and restricted cash at the end of the period	$515,233	$347,852

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended
	March 31,
	2021	2022

Net cash provided by operating activities	$33,975	$24,984
Less:
Purchase of property and equipment	(2,665)	(2,013)

Free cash flow	$31,310	$22,971

GAAP net cash used in investing activities	(25,158)	(33,546)
GAAP net cash provided by financing activities	6,372	480

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,
	2021	2022

Gross profit	$91,830	$99,528
Plus:
Share-based compensation (1)	2,395	3,190
Amortization of share-based compensation capitalized in software development costs (3)	47	88
Amortization of intangible assets (2)	1,278	1,278

Non-GAAP gross profit	$95,550	$104,084

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended
	March 31,
	2021	2022

Operating expenses	$107,176	$140,612
Less:
Share-based compensation (1)	16,902	24,088
Amortization of intangible assets (2)	174	152
Acquisition related expenses	-	478

Non-GAAP operating expenses	$90,100	$115,894

Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):

	Three Months Ended
	March 31,
	2021	2022

Operating loss	$(15,346)	$(41,084)
Plus:
Share-based compensation (1)	19,297	27,278
Amortization of share-based compensation capitalized in software development costs (3)	47	88
Amortization of intangible assets (2)	1,452	1,430
Acquisition related expenses	-	478

Non-GAAP operating income (loss)	$5,450	$(11,810)

Reconciliation of Net Loss to Non-GAAP Net Income (Loss):

	Three Months Ended
	March 31,
	2021	2022

Net loss	$(15,195)	$(37,811)
Plus:
Share-based compensation (1)	19,297	27,278
Amortization of share-based compensation capitalized in software development costs (3)	47	88
Amortization of intangible assets (2)	1,452	1,430
Acquisition related expenses	-	478
Amortization of debt discount and issuance costs	4,390	744
Taxes on income related to non-GAAP adjustments	(6,159)	(4,111)

Non-GAAP net income (loss)	$3,832	$(11,904)

Non-GAAP net income (loss) per share
Basic	$0.10	$(0.30)
Diluted	$0.09	$(0.30)

Weighted average number of shares
Basic	39,175,052	40,169,333
Diluted	40,491,989	40,169,333

(1) Share-based Compensation:

	Three Months Ended
	March 31,
	2021	2022

Cost of revenues - Subscription	$254	$376
Cost of revenues - Perpetual license	54	30
Cost of revenues - Maintenance and Professional services	2,087	2,784
Research and development	4,350	6,050
Sales and marketing	7,498	11,400
General and administrative	5,054	6,638

Total share-based compensation	$19,297	$27,278

(2) Amortization of intangible assets:

	Three Months Ended
	March 31,
	2021	2022

Cost of revenues - Subscription	$1,089	$1,208
Cost of revenues - Perpetual license	189	70
Sales and marketing	174	152

Total amortization of intangible assets	$1,452	$1,430

(3) Classified as Cost of revenues - Subscription.